                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO.2)


                           CASELLA WASTE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14744810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Edward Lafferty                              With a copy to:
    Berkshire Partners LLC                       David C. Chapin, Esq.
    One Boston Place                             Ropes & Gray
    33rd Floor                                   One International Place
    Boston, Massachusetts 02108                  Boston, Massachusetts 02110
    (617) 316-6027                               (617) 951-7371
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

[ ] If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


8417336.2

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


8417336.2

-------------------                                           ------------------
CUSIP NO.  14744810               SCHEDULE 13D                Page 2 of  6 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Fund V, Limited Partnership

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                Massachusetts
--------------------------------------------------------------------------------
               7.     SOLE VOTING POWER
 NUMBER OF              3,905,580
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8.     SHARED VOTING POWER
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING     9.     SOLE DISPOSITIVE POWER
  PERSON                3,905,580
   WITH        -----------------------------------------------------------------
               10.    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,905,580
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.86%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------


8417336.2

-------------------                                           -----------------
CUSIP NO.  14744810               SCHEDULE 13D                Page 3 of 6 Pages
-------------------                                           -----------------


-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Investors LLC

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
 NUMBER OF                390,522
  SHARES           -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
 OWNED BY
   EACH            -------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                  390,522
   WITH            -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         390,522
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.69%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

8417336.2

     Unless set forth below, all previously reported Items are unchanged.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 4,296,102 shares, or approximately 18.55% of the outstanding shares based on 23,164,673 shares outstanding as of December 13, 2000 as reported by the Issuer on its quarterly report on Form 10-Q filed with the Commission on December 13, 2000. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. The Berkshire Principals are also the managing members of Berkshire Investors.

     (b) Fund V has sole voting power with respect to 3,905,580 shares of Common Stock and has sole dispositive power with respect to 3,905,580 shares of Common Stock. Fund V is the direct beneficial owner of the 3,905,580 shares of Common Stock over which it has voting and dispositive power.

     As the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 3,905,580 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

     Berkshire Investors has sole voting power with respect to 390,522 shares of Common Stock and has sole dispositive power with respect to 390,522 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 390,522 shares of Common Stock over which it has voting and dispositive power.

     By virtue of their positions as managing members of Fifth Berkshire and Berkshire Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V and Berkshire Investors. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to the shares beneficially owned by Fund V or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

     (c) Annex A attached hereto and incorporated herein by reference sets forth all of the transactions in shares of Common Stock entered into by the Reporting Persons during the past 60 days, including (i) the identity of the Reporting Person involved, (ii) the date of the transaction, (iii) the number of shares of Common Stock involved, (iv) the price per share, and (v) where and how the transaction was effected.



8417336.2

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 22, 2000            BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                     By:  Fifth Berkshire Associates LLC, its
                                          General Partner

                                     By: /s/ D. Randall Peeler
                                         -----------------------------
                                     Name: D. Randall Peeler

                                     Title: Managing Director



                                     BERKSHIRE INVESTORS, LLC

                                     By: /s/ D. Randall Peeler
                                         -----------------------------

                                     Name: D. Randall Peeler

                                     Title: Managing Director


8417336.2

                                     ANNEX A


Reporting         Date of        Number       Price Per      Where and how
Person            Transaction    of Shares    Share          Transaction Effected
-----------------------------------------------------------------------------------
Berkshire         12/08/00       127,273      $3 15/16      Open Market Transaction
Fund V, L.P.                                                by its Broker-Dealer

Berkshire         12/08/00        12,727      $3 15/16      Open Market Transaction
Investors, LLC                                              by its Broker-Dealer

Berkshire                                                   Open Market Transaction
Fund V, L.P.      12/20/00       174,727      $5.457        by its Broker-Dealer

Berkshire                                                   Open Market Transaction
Investors, LLC    12/20/00        17,473      $5.457        by its Broker-Dealer

Berkshire                                                   Open Market Transaction
Fund V, L.P.      12/21/00       115,545      $5.429        by its Broker-Dealer

Berkshire                                                   Open Market Transaction
Investors, LLC    12/21/00        11,555      $5.429        by its Broker-Dealer
